

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 22, 2008

Mr. Benjamin C. Croxton
Chief Executive Officer
World Energy Solutions, Inc.
3900A 31st Street North
St. Petersburg, Florida 33714

> **RE: World Energy Solutions, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-QSB for the quarter ended March 31, 2008**
> **File No. 0-25097**

Dear Mr. Croxton:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Item 8A. Controls and Procedures, page 15

1.   It does not appear that your management has completed its assessment of <u>internal
        control over financial reporting</u> as of December 31, 2007. Since you were
        required to file or filed an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting.

        If your management has not yet completed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting.

        In completing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's
            Report on Internal Control Over Financial Reporting* (Securities Act Release
            8809/Financial Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's
            Report on Internal Control Over Financial Reporting Under Section 13(a) or
            15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
            8010/Financial Reporting Release 77). You can find this release at:
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

        In this regard, please note that in addition to providing your assessment of internal
        control over financial reporting, you should also continue to provide your
        assessment of your disclosure controls and procedures as of the end of the fiscal
        year covered by the report.

        Please note that the failure to complete management's assessment adversely
        affects the company's and its shareholders ability to avail themselves of rules and
        forms that are predicated on the current or timely filing of Exchange Act reports.
        For further information regarding these impacts, please see Compliance and
        Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   As a related matter, we note your disclosure "this report shall not be deemed to be
        filed for purposes of Section 18 of the Securities Exchange Act of 1934…"
        Please revise your disclosures to clarify that this disclosure relates only to
        management's report on internal control over financial reporting. In this regard,
        please note that the information required by Item 307 of Regulation S-B must be
        filed, not furnished.

Note 2 – Mergers and Acquisitions, page F-3

3.   We see that you acquired that you acquired all of the outstanding stock of Pure
        Air Technologies ("PATI") and Hydrogen Safe Technologies, Inc. ("HSTI") from
        UTEK Corporation. Please address the following:

        ▪   For each of the acquisitions, tell us whether the transaction represents an
            acquisition of a business or an acquisition of assets. Provide us with your
            analysis of the factors in EITF 98-3.

        ▪   To the extent that you determined that these transactions represent
            acquisitions of businesses, please tell us how you have complied with Item
            310(c) and 310(d) of Regulation S-B. Provide us with your calculations of the
            significance of each of the acquisitions.

        ▪   We note that each of these transactions were with UTEK Corporation. You
            state on page 7 that UTEK is a major shareholder of World Energy. Please
            tell us UTEK's ownership percentage of World Energy as of the date of each
            of the PATI and HSTI acquisitions.

        ▪   Tell us why you classified the "impairment losses" relating to the intangible
            assets acquired in each of these transactions as non-operating expenses on
            your consolidated statement of operations. Tell us how your presentation
            complies with paragraph 15 of SFAS 142 and paragraph 25 of SFAS 144.

Note 8. Related Party Transactions, page F-14

4.   We note your disclosures here regarding the note payable to a related party and
        the office lease with a related party. Please revise future filings to clearly disclose
        the nature of the relationship. Refer to paragraph 2(a) of SFAS 57.

5.   Further to the above, we note your disclosure on page 7 that UTEK is a major
        shareholder of World Energy. Please revise this note in future filings to provide
        the disclosures required by paragraph 2 of SFAS 57, or otherwise tell us why you
        do not believe they are required.

Exhibit 31

6.   We note that the certification filed as Exhibit 31 does not include the language
       required by paragraph 4(b) of Item 601(b)(31) of Regulation S-B. The required
       certifications must be in the exact form prescribed; the wording of the required
       certifications may not be changed in any respect. Accordingly, please file an
       amendment to your Form 10-KSB that includes the entire filing together with the
       certifications of each of your current CEO and CFO in the form currently set forth
       in Item 601(b)(31) of Regulation S-B. Please note this comment also applies to
       your Form 10-QSB as of March 31, 2008.

Form 10-QSB for the quarter ended March 31, 2008

General

7.   We note that your most recent quarterly report for the period ending March 31,
       2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008,
       companies formerly classified as "small business issuers" under Regulation S-B
       must file their quarterly reports on Form 10-Q after they have filed an annual
       report for a fiscal year ending after December 15, 2007. Although small business
       issuers are now required to file on Form 10-Q, the disclosure requirements for that
       form are now tailored for smaller companies.

       Although we are not asking you to correct your most recent filing just to reflect
       the proper form type, we ask that you review your filing requirements and
       consider whether any action is necessary if your most recently filed quarterly
       report does not contain all required material information. In any event, you should
       file your next quarterly report on Form 10-Q.

       Information about recent changes to rules affecting small business issuer form
       types and disclosure and filing requirements is available on the SEC website at
       http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Statement of Operations, page 5

8.   We note that you classified research and development costs of $110,575 and
       $88,129 for the quarters ended March 31, 2008 and 2007, respectively, as non-
       operating expenses. Please describe the nature of these expenses and tell us why
       you believe they are properly classified as non-operating expenses.

As appropriate, please amend your Form 10-KSB and Form 10-QSB, and respond to these comments within 30 calendar days. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief